POWUR, PBC

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITORS' REPORT

To the Management and Shareholders
of Powur, PBC

Report on the Financial Statements

We have audited the accompanying financial statements of Powur, PBC (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Powur, PBC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

dbbmckennon

dbb*mckennon*
San Diego, California
August 3, 2021

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

POWUR, PBC

BALANCE SHEETS

	December 31, 2020	December 31, 2019 (as restated)
Assets:		
Current assets		
Cash and cash equivalents	$ 18,556,007	$ 2,067,911
Accounts receivable, net	5,021,684	1,072,886
Inventory	2,209,060	205,496
Prepaid expenses	2,599,140	382,918
Total current assets	28,385,891	3,729,211
Property and equipment, net	70,952	-
Other assets	566,304	20,000
Total assets	$ 29,023,147	$ 3,749,211
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 10,853,344	$ 1,154,276
Accrued liabilities	1,771,966	14,989
Customer deposits	5,778,668	1,305,004
Income taxes payable	1,318,012	-
Deferred revenue	-	121,178
Commissions payable	2,327,894	323,200
Related party notes payable	-	509,506
Total current liabilities	22,049,884	3,428,153
Long term liabilities		
Accrued liabilities, net of current portion	-	18,637
Warranty accrual, net of current portion	591,500	-
Notes payable	280,119	-
Total long term liabilities	871,619	18,637
Total liabilities	22,921,503	3,446,790
Commitments and contingencies (Note 7)		
Stockholders' Equity:		
Convertible preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2020 and 2019, respectively		
Series 1 preferred stock; 375,000 shares designated, issued and outstanding as December 31, 2020 and 2019, respectively	150,000	150,000
Series 2 preferred stock; 1,379,770 shares designated, issued and outstanding as December 31, 2020 and 2019, respectively	749,268	749,268
Series 3 preferred stock; 5,852,385 shares designated, issued and outstanding as December 31, 2020 and 2019, respectively	1,085,704	1,085,704
Series 4 preferred stock; 1,574,024 shares designated, issued and outstanding as December 31, 2020 and 2019, respectively	484,367	484,367
Common stock, $0.0001 par value; 25,000,000 shares authorized as of December 31, 2020 and 2019, respectively		
Class A common stock, 8,500,000 shares designated, issued and outstanding as of December 31, 2020 and 2019, respectively	850	850
Class B common stock, 16,500,000 shares designated; 3,167,804 and 3,131,604 shares issued and outstanding as of December 31,	316	312
Additional paid-in capital	2,370,546	1,366,582
Accumulated deficit	1,260,593	(3,534,662)
Total stockholders' equity	6,101,644	302,421
Total liabilities and stockholders' equity	$ 29,023,147	$ 3,749,211

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Revenues, net	$ 96,086,389	$ 8,419,929
Cost of goods sold	57,501,999	3,779,270
Gross profit	38,584,390	4,640,659
Operating expenses:		
General and administrative	4,143,216	1,159,588
Sales and marketing	28,017,469	3,244,826
Research and development	854,482	461,545
Total operating expenses	33,015,167	4,865,959
Income (loss) from operations	5,569,223	(225,300)
Other income (expense):		
Interest expense	(3,682)	-
Other income (expense)	(4,091)	(4,215)
Total other income (expense)	(7,773)	(4,215)
Income (loss) before provision for income taxes	5,561,450	(229,515)
Provision for income taxes	(766,195)	-
Net income (loss)	$ 4,795,255	$ (229,515)

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock								Common Stock						Total
	Series 1		Series 2		Series 3		Series 4		Class A		Class B		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance, December 31, 2018 (as restated)	375,000	$ 150,000	1,379,763	$ 749,268	3,203,834	$ 1,085,704	1,574,024	$ 484,367	8,500,000	$ 850	2,936,907	$ 293	$ 1,731,859	$ (3,305,147)	$ 897,194
Reversal of J. Budd Contribution													$ (509,506)		(509,506)
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	194,697	19	38,320	-	38,339
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	105,909	-	105,909
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(229,515)	(229,515)
Balance, December 31, 2019 (as restated)	375,000	150,000	1,379,763	749,268	3,203,834	1,085,704	1,574,024	484,367	8,500,000	850	3,131,604	312	1,366,582	(3,534,662)	302,421
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	36,200	4	7,723	-	7,727
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	996,241	-	996,241
Net income	-	-	-	-	-	-	-	-	-	-	-	-	-	4,795,255	4,795,255
Balance, December 31, 2020	375,000	$ 150,000	1,379,763	$ 749,268	3,203,834	$ 1,085,704	1,574,024	$ 484,367	8,500,000	850	3,167,804	316	2,370,546	1,260,593	6,101,644

See accompanying notes to these financial statements.

POWUR, PBC

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 4,795,255	$ (229,515)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Stock-based compensation	996,241	105,909
Changes in operating assets and liabilities:		
Accounts receivable	(3,948,798)	(937,112)
Inventory	(2,003,564)	(205,496)
Prepaid expenses and other assets	(2,762,526)	(377,693)
Accounts payable and accrued liabilities	11,412,295	1,134,623
Income taxes payable	1,318,012	-
Deferred revenue	(139,815)	130,177
Customer deposits	4,473,664	1,225,007
Commissions payable	2,004,694	294,956
Warranty accrual	635,250	-
Net cash provided by operating activities	16,780,708	1,140,856
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(70,952)	-
Short term investments	-	399,767
Net cash provided by (used in) investing activities	(70,952)	399,767
CASH FLOWS FROM FINANCING ACTIVITIES:		
Exercise of stock options	7,727	38,339
Proceeds from notes payable	280,119	-
Repayment of related party notes payable	(509,506)	-
Net cash provided by (used in) financing activities	(221,660)	38,339
Increase in cash and cash equivalents	16,488,096	1,578,962
Cash and cash equivalents, beginning of period	2,067,911	488,949
Cash and cash equivalents, end of period	$ 18,556,007	$ 2,067,911
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See accompanying notes to these financial statements.

1. ORGANIZATION AND NATURE OF OPERATIONS

Powur, PBC ("Powur" or the "Company"), is a public benefit corporation organized under the laws of the state of Delaware on January 2, 2014. Powur's core mission is to accelerate the adoption of clean energy worldwide. The Company was founded to make the environment and world a better place for generations to come. Promoting the adoption of clean, renewable and sustainable energy production is at the heart of that belief and is what permeates through its organization, from its corporate employees to its sales team and ultimately to its homeowner/customers. Powur operates in the renewable energy market by providing a direct sales force to facilitate sales of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers. The Company has built a national network of strategic partnerships with solar energy companies across the United States to install the solar systems it sells.

In 2020, the Company transitioned its business model to become a licensed general contractor in the primary markets the Company does business in ("GC"). The GC business resulted in 79.9% of 2020 total revenue. This transition has allowed the Company to have a direct contractual relationship with our customers, and control over the key milestones of the customer acquisition and fulfillment process. This provides the Company with greater control over product sourcing and installation and project financing.

The physical product installation is performed by third party qualified installers, under the Company's supervision. As the business model evolves, the Company believes they will be able to expand internal control of various aspects of the installation process, including racking, site survey, engineering, and permitting, and interconnection.

The Company continued to sell systems under the prior years' model through general contractor partners who directly contracted with the customer ("Non-GC"). Non-GC revenue represented 17.7% of the 2020 total. That business continued to shrink in 2020.

The Company also provides its solar consultants with a user friendly yet sophisticated Software as a Service (SaaS) platform that provides a suite of services to facilitate project management, team management, commissions, disbursement and communication among all stakeholders. The SaaS platform, including onboarding and training fees, represented 2.4% of 2020 total revenue and is the core product that allows for seamless communication between stakeholders.

The Company continues to expand its technology stack, with additional features and functionality accessible to its consultants, customers, and installers nationwide, elevating the solar experience for all stakeholders, and driving further adoption of solar energy nationwide.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Risks and Uncertainties

The Company's operations are subject to new innovations in product design and function. Significant technical changes can have an adverse effect on product lines offered by the Company. Staying current and deploying new products are important elements to achieve and maintain profitability in the Company's industry segment.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, percentage of completion, the valuations of stock options, realization of deferred tax assets and recognition of allowance for doubtful accounts. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2020, 93.5% of cash and cash equivalents were held across two accredited financial institutions, with 6.5% in payment processor partners awaiting transactions. At December 31, 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

• Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts receivable, prepaid expenses, other current assets, accounts payable, accrued expenses and deferred revenue approximate their fair values due to the short-term nature of these assets and liabilities.

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2020 and 2019, the Company had an allowance for doubtful accounts of $299,353 and $58,278, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2020 and 2019, inventory consisted of solar equipment purchased from the Company's suppliers. Management determined that an allowance for obsolete inventory was not significant for years ended December 31 2020 or 2019.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment, computers, software and furniture and fixtures are depreciated over periods ranging from three to five years, and leasehold improvements over the shorter period of the lease or the life of the asset. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized. Deductions are made for retirements resulting from renewals or betterments.

Revenue Recognition

The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company's revenues primarily result from the sale of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers and subscriptions to its sales consultants to the Company's SaaS platform.

The Company records revenue net of sales tax, value added tax, excise tax and other taxes collected on behalf of customers concurrent with revenue-producing activities. The Company has elected to recognize the cost for freight and shipping when control over the products sold passes to customers and revenue is recognized and included within cost of sales.

The Company's contracts with customers do not typically include extended payment terms. Payment terms vary by contract type and type of customer and generally range from 15 to 30 days from permitting or installation.

The Company's revenues primarily result from the sale of solar photovoltaic energy generation systems to both retail (homeowner) customers and lite commercial customers. A small percentage of revenue is derived through fees paid by the Company's sales consultants for onboarding and training, along with access and support on the Company's sales platform.

<u>Solar Photovoltaic Sales ("PV")</u>

2019

The Company's revenue in 2019 was generated by projects that Powur referred to general contractor customer for contract and installation of PV systems ("non-GC"). Powur recognized revenue upon receipt of the commission upon installation of the system as evidence that the Company's performance obligation had been fulfilled.

2020

Beginning in March 2020, PV revenue shifted over the course of the year from the non-GC model in 2019 to a full GC model in which the Company owns the contract as general contractor. For the year the GC model accounted for approximately 80% of PV revenue.

Under ASC 606, revenue and associated profit, engineering, procurement and construction ("EPC") projects for residential projects that require us to deliver functioning solar power systems are generally completed within two to twelve months from commencement of construction. Revenues and related costs on construction contracts are recognized as the performance obligations for work are satisfied over time in accordance with ASC 606, Revenue from Contracts with Customers. We recognize revenue from EPC services over time as our performance creates or enhances an energy generation asset controlled by the customer.

The cost of materials or equipment will generally be excluded from our recognition of profit, unless specifically produced or manufactured for a project, because such costs are not considered to be a measure of progress. All un-allocable indirect costs and corporate general and administrative costs are charged to the periods as incurred. However, in the event a loss on a contract is foreseen, the Company will recognize the loss in the period it is determined.

Revisions in cost and profit estimates during the course of the contract are reflected in the accounting period in which the facts which require the revision become known. We use an input method based on costs incurred as we believe that this method most accurately reflects our progress toward satisfaction of the performance obligation. Under this method, revenue arising from fixed-price construction contracts is recognized as work is performed based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligations. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Contract assets represent revenues recognized in excess of amounts invoiced to customers on contracts in progress. Contract liabilities represent amounts invoiced to customers in excess of revenues recognized on contracts in progress. As of December 31, 2020 and 2019, contract assets and liabilities were insignificant to the financial statements and thus have been presented within accounts receivable, accounts payable and accrued liabilities.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Year Ended December 31,	
	2020	**2019**
General Contractor Revenue	$ 76,742,519	$ -
EPC Installation Revenue	17,044,700	7,959,778
Registration, Subscription & Other Revenue	2,299,170	460,151
	$ 96,086,389	$ 8,419,929

Consultant Fees

The Company generates revenue from fees paid by their independent consultants. New consultant onboarding fees are charged upfront to cover set up, training and access to the Powur platform. Ongoing monthly subscriptions continue to compensate the Company for the content, training, and data provided by the platform. The Company recognizes revenue for these services upon receipt, as the benefits are immediate and continually derived from the platform. As of December 31, 2020, were these revenues deferred the amounts deferred were insignificant to the financial statements.

Deferred Revenue and Customer Deposits

The Company recognizes no deferred revenue. The Company also recognizes a liability for milestone payments received in advance of the project installations. The milestone receipts are recognized within twelve months of the advance, unless a project cancellation occurs and a customer rebate is made.

Cost of Revenues

Cost of revenues consists primarily of the cost of delivered solar equipment, subcontractor design and installation costs, salaries and wages, and other costs directly related to the revenues recognized.

Commissions

The Company records a commission payable to its advisors at the time the solar installation is confirmed installed. Commissions paid in advanced are initially recorded as an asset, and recognized as an expense when the sale process is completed. Commissions are included within sales and marketing expense in the statements of operations.

Warranty Liability

The Company establishes warranty liability reserves to provide for estimated future expenses as a result of installation, product and performance defects, product recalls and litigation incidental to the Company’s business. Liability estimates are determined based on management’s judgment, considering such factors as historical experience, the likely current cost of corrective action, manufacturers’ and subcontractors’ participation in sharing the cost of corrective action, and consultations with third party experts such as engineers. Solar panel manufacturers currently provide substantial warranties of between ten to twenty-five years with full reimbursement to replace and install replacement panels. Inverter manufacturers currently provide warranties covering ten to thirty years including replacement and installation. Additionally, 67% of the Company’s projects include a purchased extended warranty product covering equipment or installation repairs for 30 years. Warranty costs for the Company will be largely the time to support customer requests, and coordinate the equipment or installation repairs. The Company also anticipates costs to cover labor and parts expense not handled by installers. The warranty liability for estimated future warranty costs at December 31, 2020 and 2019 is $635,250 and $0, respectively. Because installer and equipment warranties are readily available and easily accessible in the first year following installation, the Company estimates 5% of 2020 projects will require warranty

expense in the first 12 months, resulting in a $43,750 current warrant liability included within accrued liabilities, and $591,500 in long term warrant liability.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and 2019 were included in marketing expense and were immaterial.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Concentrations

During the year ended December 31, 2020, one customer accounted for 10.4% of the Company's total revenues. During the year ended December 31, 2019, four customers accounted for 27.3%, 23.2%, 21.5%, and 11.4% of the Company's revenues.

The Company is dependent on third-party vendors to supply solar equipment inventory, with one vendor accounting for 96% and 100% during the year ended December 31, 2020 and 2019, respectively. Installation service contractors are well diversified, with the largest two contractors during the year ended December 31, 2020 accounting for 18.0% and 15.6% of total installation costs. The loss of one of these vendors or installation contractors may have a negative short-term impact on the Company's operations; however, the Company believes there are acceptable substitute vendors and contractors that can be utilized longer-term.

During the year ended December 31, 2020, 95% of the Company's GC model contracts were financed through lender partners who execute loan agreements directly with the Company's customers. The other 5% are paid in cash. Of the financed projects, one lender accounted for 87% of the loans. As of December 31, 2020, two lenders represented 44% and 25 % of accounts receivable. The Company provides 4-5 lender options, it is the homeowner's choice, with guidance from the sales consultant. With many financing options in the solar industry the concentration does not present a risk to the Company.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it considers its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The Company uses the simplified method to determine the expected life of the option.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

3. NOTES PAYABLE

In May 2020, the Company received $120,219 in payroll protection program loans ("PPP"). These loans provide for certain funding based on previous employment which in part may be forgivable under certain conditions. The remaining portion needs to be repaid over eighteen months with a 10-month moratorium on payments after the 24 week usage period and carry a 1% annual interest rate. These loans require no collateral nor personal guarantees. In March 2021, the Company received forgiveness and thus as of December 31, 2020 the loan has been reflected as a long term liability on the accompanying balance sheet.

In June 2020, the Company received a $150,000 economic injury disaster loan ("EIDL"). The loan accrues interest at a rate of 3.75% annually and is collateralized by all personal property and intangible assets of the Company. The loan has

a 12-month moratorium on payments, after which monthly principal and interest payments of $731 will be made through the maturity date of June 2050.

In August 2020, the Company entered into a loan with the Company's Chief Executive Officer for $509,506. Under the terms of the agreement the loan incurs an interest rate of 1% per annum and was due on September 1, 2020. The loan had previously been recorded within additional paid-in capital as a capital contribution. The Company made the determination, that although the amounts were accurately stated during the prior years, that the December 31, 2019 balance sheet and December 31, 2019 and 2018 equity statements should be restated to reflect the reclass of the amounts from equity to a liability in 2020. The impact on the December 31, 2019 balance sheet increased related party notes payable by $509,506 and decreased additional paid-in capital by the same. The impact on the statement of stockholders' equity decreased additional paid-in capital by $509,506 at December 31, 2019 and all prior periods presented. The note was repaid in 2020.

4. STOCKHOLDERS' EQUITY

Preferred Stock

The Company has issued Series 1 preferred stock, Series 2 preferred stock, Series 3 preferred stock and Series 4 preferred stock (collectively referred to as "Preferred Stock"). As of December 31, 2020 and 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 10,000,000 shares of Preferred Stock. As of December 31, 2020 and 2019, there were 818,821 undesignated shares of Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

As of December 31, 2020 and 2019 the Preferred Stock consisted of the following:

	Preferred Stock Designated	**Preferred Stock Issued and Outstanding**	**Carrying Value**	**Liquidation Preference**	**Common Stock Issuable Upon Conversion**
Series 1 preferred stock	375,000	375,000	$ 150,000	$ 150,000	375,000
Series 2 preferred stock	1,379,770	1,379,763	749,268	800,263	1,379,763
Series 3 preferred stock	5,852,385	3,203,834	1,085,704	1,089,304	3,203,834
Series 4 preferred stock	1,574,024	1,574,024	484,367	544,612	1,574,024
	9,181,179	6,532,621	$ 2,469,339	$ 2,584,179	6,532,621

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of Class B common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of Class B common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

Dividends

Dividends shall accrue from day to day, and shall be payable if and when declared by the Company's Board of Directors, in preference and priority to the payment of dividends on any shares of common stock. The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount equal to the aggregate accrued dividends on such share of Preferred Stock which has not been previously paid. Holders of Preferred Stock are entitled to receive, in liquidation preference order, an annual

cumulative dividend of a) $0.02 per share for Series 1 Preferred Stock, b) $0.017 per share for Series 3 Preferred Stock, c) $0.029 per share for Series 2 Preferred Stock and d) $0.173 per share for Series 4 Preferred Stock. The dividends shall be payable for a period of five years after the date of issuance of the respective class of Preferred Stock. The Company may at any time accelerate the payment of the accrued dividends by paying to the preferred stockholders the accrued dividends in the amount of a) $0.10 per share for Series 1 Preferred Stock, b) $0.085 per share for Series 3 Preferred Stock (for which the Series 3 Preferred Stock will automatically convert to Class B common stock), c) $0.145 per share for Series 2 Preferred Stock and d) $0.0865 per share for Series 4 Preferred Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the preferred stockholders shall be entitled to a liquidation preference, in the following order, equal to:

a) Series 1 Preferred Stock $0.40 per share ("Series 1 Original Issue Price") plus all accrued dividends whether or not declared

b) Series 3 Preferred Stock: $0.34 per share ("Series 3 Original Issue Price") plus all accrued dividends whether or not declared

c) Series 2 Preferred Stock: $0.58 per share ("Series 2 Original Issue Price") plus all accrued dividends whether or not declared

d) Series 4 Preferred Stock: $0.346 per share ("Series 4 Original Issue Price") plus all accrued dividends whether or not declared.

After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis.

The total liquidation preferences as of December 31, 2020 and 2019 amounted to $2,584,179.

Conversion

Each share of Preferred Stock is convertible into Class B common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of Class B common stock at the applicable conversion ratio then in effect upon the closing of a firm-commitment public offering resulting in at least $25,000,000 of gross proceeds to the Company.

The conversion ratio of each series of Preferred Stock is determined by dividing the Original Issue Price of each series by the Conversion Price of each series. The Conversion Price per share is $0.40 for Series 1 Preferred Stock, $0.58 for Series 2 Preferred Stock, $0.34 for Series 3 Preferred Stock and $0.346 for Series 4 Preferred Stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. Accordingly, as of December 31, 2020 and 2019, each share of each series of Preferred Stock was convertible into shares of Class B common stock on a one-for-one basis.

Common Stock

As of December 31, 2020 and 2019, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 25,000,000 shares of common stock, of which 8,500,000 shares were designated to Class A common stock and 16,500,000 shares were designated to Class B common stock.

Class A and Class B common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

During the year ended December 31, 2020, the Company issued 36,200 shares of Class B common stock pursuant to exercises of stock options for proceeds of $7,727. During the year ended December 31, 2019, the Company issued 194,697 shares of Class B common stock pursuant to exercises of stock options for proceeds of $38,339.

As of December 31, 2020 and 2019, there were 8,500,000 shares of Class A common stock issued and outstanding. As of December 31, 2020 and 2019, there were 3,167,804 and 3,131,604 shares of Class B shares of common stock outstanding, respectively.

5. STOCK-BASED COMPENSATION

2015 Employee, Director, Advisor and Consultant Stock Option Plan

The Company has adopted the 2015 Employee, Director, Advisor and Consultant Stock Option Plan ("2015 Plan"), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2015 Plan was 5,600,000 shares as of December 31, 2020 and 2019. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted commons stock comprise all of the awards granted since the 2015 Plan's inception. As of December 31, 2020 and 2019, there were 1,078,595 and 2,334,542 shares available for grant under the 2015 Plan. All underlying securities under the 2015 Plan were shares of Class B common stock. Stock options granted under the 2015 Plan have vesting terms ranging from immediate vesting to over a five-year period.

A summary of information related to stock options for the years ended December 31, 2020 and 2019 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2018	3,010,764	$ 0.18	$ 520,601
Granted	882,000	0.24	
Exercised	(194,697)	0.02	
Forfeited	(858,264)	0.20	
Outstanding as of December 31, 2019	2,839,803	$ 0.19	$ 452,876
Granted	2,261,505	1.25	
Exercised	(36,200)	0.21	
Forfeited	(950,750)	0.33	
Outstanding as of December 31, 2020	3,421,803	$ 0.74	$ 25,140,013
Exerciseable as of December 31, 2020	2,785,680	$ 0.48	

	2020	2019
Weighted average grant-date fair value of options granted during year	$ 1.84	$ 0.22
Weighted average duration (years) to expiration of outstanding options at year-end	7.78	7.61

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

	Year Ended December 31,	
	2020	2019
Risk-free interest rate	0.50%	2.52%
Expected term (in years)	6.53	10.00
Expected volatility	61.0%	42.0%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2020 and 2019 was approximately $4.2 million and $325,000, respectively. Stock-based compensation expense for stock options of $996,241 and $105,909 was recognized under ASC 718 for the years ended December 31, 2020 and 2019, respectively. During the year ended December 31, 2020, stock-based compensation expense was included in general and administrative expenses and sales and marketing expense of $762,320 and $ 233,921, respectively. During the year ended December 31, 2019, all stock-based compensation expense was included in general and administrative expenses in the statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,828,561 as of December 31, 2020 and will be recognized over a weighted average period of approximately 41 months as of December 31, 2020.

6. INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31, 2020 and 2019:

	Year Ended December 31,	
	2020	2019
Current income tax provision:		
Federal	$ 996,685	$ -
State	321,327	-
Total current income tax provision	1,318,012	-
Deferred income tax benefit:		
Federal	245,720	(21,843)
State	(97,766)	(6,069)
Total deferred income tax benefit	147,954	(27,912)
Change in deferred tax asset valuation allowance	(699,771)	27,912
Total provision for income taxes	$ 766,195	$ -

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2020 and 2019:

	December 31,	
	2020	**2019**
Deferred tax assets:		
Net operating loss carryforwards	$ 166,847	$ 683,815
Depreciation and amortization	105,341	-
Reserves and accruals	264,632	15,956
State Taxes	14,997	-
Valuation allowance	-	(699,771)
Net deferred tax assets	$ 551,817	$ -

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the year ended December 31, 2019, cumulative losses through December 31, 2019, and no history of generating taxable income at that date. Therefore, valuation allowance of $699,771 was recorded as of December 31, 2019. During the year ended December 31, 2020, the valuation allowance was fully reversed due to the probability it would be realized.

Deferred tax asset was calculated using the Company's combined effective tax rate, which it estimated to be 27.1% and 29.9% for the years ended December 31, 2020 and 2019. The effective rate is reduced to 0% for 2019 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020 the Company had a net operating loss carryforward available to offset future taxable income in the amount of $2,750,513 for state tax purposes, which may be carried forward and will expire between 2036 and 2038 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions through 2020. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2016-2020 tax years remain open to examination.

7. COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement on commercial office space on October 14, 2020 with a commencement date of January 1, 2021, with an average monthly rent of $13,681 and a total commitment of $506,211 over 37 months.

In 2021, the Company discovered two project installations completed during the year ended December 31, 2020 on which the credit application was no longer valid, and the loan cancelled. This cancellation require the Company to reimburse the lender the loaned amount. The Company has or will execute internal loan agreements with those customers, the amount of which is insignificant to the financial statements.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 3, 2021, the date the financial statements were available to be issued.

Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements, other than disclosed above.

See Notes 3and 7 for discussion of subsequent events.